Filed by HighCape Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HighCape Capital Acquisition Corp.

Commission File No. 001-39486

Date: May 6, 2021

On Thursday, May 6, 2021, Quantum-Si Incorporated (“Quantum-Si”), HighCape Capital Acquisition Corp.’s business combination target, issued a press release entitled “Quantum-Si Strengthens Board of Directors with Two Key Appoinments” A copy of the press release and weblink are set forth below:

https://www.businesswire.com/news/home/20210506005394/en/Quantum-Si-Strengthens-Board-of-Directors-With-Two-Key-Appointments

Quantum-Si Strengthens Board of Directors with Two Key Appointments

GUILFORD, Conn. -- May 6, 2021 -- Quantum-Si Incorporated, a company pioneering next-generation semiconductor chip-based proteomics, announced today the appointment of Marijn Dekkers, Ph.D. and Ruth Fattori to its Board of Directors. Both Dr. Dekkers and Ms. Fattori have agreed to continue to serve on the Board of Directors of the combined company subsequent to the closing of the previously announced business combination between Quantum-Si and HighCape Capital Acquisition Corp (Nasdaq: CAPA).

“We are positioning Quantum-Si to have the best chance of delivering on the promise of next-generation proteomics by continuing to enhance our leadership team and board of directors, including the addition of Dr. Marijn Dekkers, former CEO of Bayer AG and Thermo Fisher Scientific, and Ms. Ruth Fattori, former Executive Vice President and Chief Human Resources Officer of PepsiCo,” said Dr. Jonathan Rothberg, Founder and Chairman of Quantum-Si. “Much like our team gave the world next-generation DNA sequencing, Marijn was instrumental in giving the world the last generation of protein analysis and Ruth was vital in scaling global human resource functions to build strong organizational structures and support talent acquisition. Collectively, their skill sets are well positioned to help us navigate this transition as we give the world next-generation protein sequencing.”

Dr. Dekkers is Founder and Chairman of Novalis LifeSciences LLC, a life sciences industry investment and advisory firm. From 2010 to 2016, Dr. Dekkers served as CEO of Bayer AG in Leverkusen, Germany, and from 2002 to 2009, he was CEO of Thermo Fisher Scientific. Dr. Dekkers currently serves on the board of directors of the Foundation for the National Institutes of Health, Georgetown University, Quanterix Corporation, and Cerevel Therapeutics, Inc. Dr. Dekkers received his Ph.D. and M.S. in chemical engineering from the University of Eindhoven and his bachelor’s degree in chemistry from the Radboud University, both in the Netherlands.

“The potential of next-generation protein sequencing could have a significant impact on drug discovery, academic research, and diagnostics beyond what is available today,” said Dr. Dekkers. “I look forward to leveraging my experience at Bayer and Thermo Fisher Scientific to help Quantum-Si see its vision through.”

Ms. Fattori is a Managing Partner of Pecksland Partners, LLC where she advises CEOs and senior executives on succession planning, talent development, and other human resources issues. She also serves as a Senior Advisor at the Boston Consulting Group supporting its People and Organization Practice and CEO Advisory program. Most recently, she served as Executive Vice President and Chief Human Resources Officer of PepsiCo Inc. In this role, Ruth was responsible for the company’s global HR function including talent acquisition, leadership development, learning, compensation and benefits, organizational management, and HR operations. Ruth and her team also partnered closely with PepsiCo’s sectors and business units to advance organizational health as well as diversity, inclusion, and engagement. She previously served as Executive Vice President and Chief Administrative Officer for MetLife and also served as Chair of MetLife Foundation. Earlier, she was the Chief Human Resources Officer at Motorola. Ruth holds a B.S. in mechanical engineering from Cornell University.

“I’m pleased to be joining the board of Quantum-Si to partner with a highly-experienced and ambitious team in its pursuit to make an impact on innovation and health with next-generation protein sequencing,” said Ms. Fattori. “I look forward to applying my expertise in building out global organizational functions with an eye on high-caliber talent, diversity, inclusion, and engagement.”

About Quantum-Si

Founded by Dr. Jonathan Rothberg in 2013, Quantum-Si is focused on revolutionizing the growing field of proteomics. The company’s suite of technologies are powered by a first-of-its-kind semiconductor chip designed to enable single-molecule next-generation protein sequencing, and digitize proteomic research in order to advance drug discovery and diagnostics beyond what has been possible with DNA sequencing.

On February 18, 2021, Quantum-Si and HighCape Capital Acquisition Corp. (Nasdaq: CAPA) (“HighCape”), a healthcare-focused special purpose acquisition company sponsored by leading healthcare growth-equity investment firm, HighCape Capital LP, announced a proposed business combination.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between HighCape and Quantum-Si (the “Business Combination”), HighCape has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of HighCape’s common stock in connection with HighCape’s solicitation of proxies for the vote by HighCape’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HighCape to be issued in the Business Combination. HighCape’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of HighCape as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com.

Participants in the Solicitation

HighCape and its directors and executive officers may be deemed participants in the solicitation of proxies from HighCape’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in HighCape is contained in the Registration Statement for the Business Combination, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Quantum-Si and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of HighCape in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Quantum Si’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Quantum-Si’s expectations with respect to future performance, development of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to Business Combination, the timing of the completion of the Business Combination, and the size and potential growth of current or future markets for the combined company’s future products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside HighCape’s and Quantum-Si’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against HighCape and Quantum-Si following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of HighCape and Quantum-Si, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on Quantum-Si’s business and/or the ability of the parties to complete the Business Combination; the inability to obtain or maintain the listing of the combined company’s shares of Class A common stock on The Nasdaq Stock Market following the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Quantum-Si to grow and manage growth profitably and retain its key employees; costs related to the Business Combination; changes in applicable laws or regulations; the ability of the combined company to raise financing in the future; the success, cost and timing of Quantum-Si’s and the combined company’s product development activities; the potential attributes and benefits of Quantum-Si’s and the combined company’s products and services; Quantum-Si’s and the combined company’s ability to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; Quantum-Si’s and the combined company’s ability to identify, in-license or acquire additional technology; Quantum-Si’s and the combined company’s ability to maintain Quantum-Si’s existing license, manufacture and supply agreements; Quantum-Si’s and the combined company’s ability to compete with other companies currently marketing or engaged in the development of products and services that Quantum-Si is developing; the size and growth potential of the markets for Quantum-Si’s and the combined company’s future products and services, and each of their ability to serve those markets, either alone or in partnership with others; the pricing of Quantum-Si’s and the combined company’s products and services following anticipated commercial launch; Quantum-Si’s and the combined company’s estimates regarding future expenses, future revenue, capital requirements and needs for additional financing; Quantum-Si’s and the combined company’s financial performance; and other risks and uncertainties indicated from time to time in HighCape’s Annual Report on Form 10-K for the year ended December 31, 2020 and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in HighCape’s other filings with the SEC. HighCape and Quantum-Si caution that the foregoing list of factors is not exclusive. HighCape and Quantum-Si caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HighCape and Quantum-Si do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investor Relations

Mike Cavanaugh or Mark Klausner

Westwicke, an ICR Company

(646) 677-1838

QSI-IR@westwicke.com

Media Relations

Cammy Duong

Westwicke, an ICR Company

(203) 682-8380

QSI-PR@westwicke.com

[End of Press Release]

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between HighCape Capital Acquisition Corp. (“HighCape”) and Quantum-Si Incorporated (“Quantum-Si”) (the “Business Combination”), HighCape has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of HighCape’s common stock in connection with HighCape’s solicitation of proxies for the vote by HighCape’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HighCape to be issued in the Business Combination. HighCape’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of HighCape as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com.

Participants in the Solicitation

HighCape and its directors and executive officers may be deemed participants in the solicitation of proxies from HighCape’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in HighCape is contained in the Registration Statement for the Business Combination, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Quantum-Si and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of HighCape in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Quantum Si’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Quantum-Si’s expectations with respect to future performance, development of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to Business Combination, the timing of the completion of the Business Combination, the completion of the PIPE, and the size and potential growth of current or future markets for the combined company’s future products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside HighCape’s and Quantum-Si’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against HighCape and Quantum-Si following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of HighCape and Quantum-Si, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on Quantum-Si’s business and/or the ability of the parties to complete the Business Combination; the inability to obtain or maintain the listing of the combined company’s shares of Class A common stock on The Nasdaq Stock Market following the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Quantum-Si to grow and manage growth profitably and retain its key employees; costs related to the Business Combination; changes in applicable laws or regulations; the ability of the combined company to raise financing in the future; the success, cost and timing of Quantum-Si’s and the combined company’s product development activities; the potential attributes and benefits of Quantum-Si’s and the combined company’s products and services; Quantum-Si’s and the combined company’s ability to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; Quantum-Si’s and the combined company’s ability to identify, in-license or acquire additional technology; Quantum-Si’s and the combined company’s ability to maintain Quantum-Si’s existing license, manufacture and supply agreements; Quantum-Si’s and the combined company’s ability to compete with other companies currently marketing or engaged in the development of products and services that Quantum-Si is developing; the size and growth potential of the markets for Quantum-Si’s and the combined company’s future products and services, and each of their ability to serve those markets, either alone or in partnership with others; the pricing of Quantum-Si’s and the combined company’s products and services following anticipated commercial launch; Quantum-Si’s and the combined company’s estimates regarding future expenses, future revenue, capital requirements and needs for additional financing; Quantum-Si’s and the combined company’s financial performance; and other risks and uncertainties indicated from time to time in HighCape’s Annual Report on Form 10-K for the year ended December 31, 2020 and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in HighCape’s other filings with the SEC. HighCape and Quantum-Si caution that the foregoing list of factors is not exclusive. HighCape and Quantum-Si caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HighCape and Quantum-Si do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.